Solarfun Announces 2010 Capacity Expansion

SHANGHAI, Jan. 8 /PRNewswire-FirstCall/ -- Solarfun Power Holdings Co., Ltd. ("Solarfun" or "the Company") (Nasdaq: SOLF), a vertically integrated manufacturer of silicon ingots and photovoltaic cells and modules in China, today announced a capacity expansion due to anticipated demand.  Solarfun will increase its PV module production capacity from 550MW to 700MW by April 2010 and its PV cell production capacity from 360MW to 480MW by July 2010.

Peter Xie, President of Solarfun, commented, "We have an optimistic view on industry demand in 2010 and believe that it is critical to scale up our manufacturing capacity to meet customer demand. We are expecting to see strong demand from areas with increased subsidies to solar projects such as China and the United States. We plan to continue to reduce processing costs through increased production scale and enhanced manufacturing efficiencies."

This report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 ( Registration No. 333-152005) filed on July 14,2008.

About Solarfun

Solarfun Power Holdings Co., Ltd. manufactures ingots, PV cells and PV modules, and provides PV module processing services to convert PV cells into PV modules. Solarfun produces both monocrystalline and multicrystalline silicon cells and modules. Solarfun sells its products both through third-party distributors, OEM manufacturers and directly to system integrators. Solarfun was founded in 2004 and its products have been certified to meet TUV and UL safety and quality standards.

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For further information, please contact:

Solarfun Power Holdings Co., Ltd.

Paul Combs
V.P. Strategic Planning
26F BM Tower
218 Wusong Road
Shanghai, 200080
P. R. China
Tel: 86-21-26022833 / Mobile: 86 138 1612 2768
E-mail: IR@solarfun-power.com

Christensen

Kathy Li
Tel: +1 480 614 3036
E-mail: kli@ChristensenIR.com

Roger Hu
Tel: 852 2117 0861
E-mail: rhu@ChristensenIR.com

CONTACT: Paul Combs, V.P. Strategic Planning of Solarfun Power Holdings Co., Ltd., 86-21-26022833, mobile, 86 138 1612 2768, IR@solarfun-power.com; or Kathy Li, +1-480-614-3036, kli@ChristensenIR.com, or Roger Hu, 852-2117-0861, rhu@ChristensenIR.com, both of Christensen, for Solarfun Power Holdings Co., Ltd.